RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------


                                 August 28, 2008


VIA EDGAR
---------

United States Securities and Exchange Commission
Washington, DC 20548

Attention:    Mark Kronforst, Accounting Branch Chief
              Marc Thomas, Staff Accountant
              Mail Stop 4561

         RE:      TREE TOP INDUSTRIES, INC.
                  FORM 10KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 FILED APRIL 16, 2008
                  FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008 FILED MAY 15, 2008
                  FILE NO. 0-10210
                  -------------------------------------------------------

Dear Mr. Kronforst:

         We have filed Form 10KSB/A and Form 10-Q/A for the fiscal year ended December 31, 2007 and the fiscal quarter ended March 31, 2008, respectively, reflecting changes to Items 8A(T) and 4(T) in response to your recent comment letter addressed to David Reichman, Chief Executive Officer of Tree Top Industries, Inc., dated July 24, 2008. The following are our responses to your specific comments:

        I. FORM 10KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 NOTES TO THE FINANCIAL STATEMENTS
                NOTE 3 - ACQUISITION, PAGE 42
                -------------------------------------------------------

                1. We believe that it is appropriate to record the Ludicrous transaction as a purchase transaction with Tree Top Industries, Inc. as the accounting acquirer under each of the criteria in Paragraph 17 of SFAS 141 for the following reasons:

                                The management control of Tree Top Industries, Inc. did not change as a result of the acquisition of Ludicrous, Inc. All of the shares issued to the former shareholders of Ludicrous, Inc. were placed in a voting trust as described in the acquisition agreement filed as an exhibit to the SEC filings of Tree Top Industries, Inc. Mr. David Reichman was given sole power to vote those shares for at least 2 years from the date of the acquisition. As a result of exercising his voting authority, Mr. Reichman continues his position as the management of the combined entities.


       233 Wilshire Boulevard, Suite 820, Santa Monica, California 90401
                Telephone (310) 393-9992 Facsimile (310) 393-2004

Mark Kronfrost, Accounting Branch Chief
United States Securities and Exchange Commission
August 28, 2008
Page 2 of 4

                                The reason for this arrangement was to protect the interests of the shareholders of Tree Top Industries, Inc. who held shares prior to the acquisition of Ludicrous, Inc. When it was determined that the value of Ludicrous, Inc. was not sufficient to justify the shares issued in the original transaction, Mr. Reichman requested and received 24,600,000 of those shares back to the Company. Those shares were cancelled which reduced the ownership percentage held by the former shareholders of Ludicrous, Inc.

                2. Enclosed with this correspondence are schedules showing the shareholders of Tree Top Industries, Inc. and Ludicrous, Inc. prior to the acquisition transaction. The schedules include ownership percentages enabling you to assess the level of pre-merger common ownership.

                3. We complied with the applicable audited and pro forma financial statement requirements in the Form 8-K that was filed on November 7, 2007, in accordance with Items 9.01(a) and (b) of Form 8-K and related sections of Regulation S-B, because Ludicrous, Inc. was formed less than three months before the merger. Ludicrous had virtually no operations from its inception in August 2007 through the date of the acquisition by Tree Top Industries, Inc. All of those operations are presented in the audited and pro forma financial statements filed in the Form 8-K.

        ITEM 8A(T). CONTROLS AND PROCEDURES
        -----------------------------------

                4. We have revised our disclosure in Item 8A(T) of our Annual Report on Form 10KSB/A for the fiscal year ending December 31, 2007 to indicate that management believes that its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are effective. Our disclosures are now in accordance with Rule 13a-15(e) of the Exchange Act.

                5. Our amended disclosures in Item 8A(T) indicate that our disclosure controls have been and are effective for the fiscal year ended December 31, 2007, and for the fiscal quarter ended March 31, 2008 (as well as the second fiscal quarter in 2008), and therefore management does not believe that there is any material weakness in those controls.

Mark Kronfrost, Accounting Branch Chief
United States Securities and Exchange Commission
August 28, 2008
Page 3 of 4


         MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER
         FINANCIAL REPORTING, PAGES 49-50
         ---------------------------------------------

                6. We have revised our disclosure in Item 8A(T) of our Annual Report on Form 10KSB/A for the fiscal year ending December 31, 2007 to indicate that management believes that its internal control over financial reporting has been and is effective for the 2007 fiscal year. Management does not believe that there is any material weakness in its internal control over financial reporting.

         INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS, PAGE 50
         ----------------------------------------------------------

                7. We have revised our disclosure in Item 8A(T) to indicate that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Principal Accounting Officer has concluded that management's disclosure controls and procedures were and are effective at that reasonable assurance level.

         FORM 10-Q FILED FOR THE PERIOD ENDED MARCH 31, 2008
         ITEM 4T. CONTROLS AND PROCEDURES
         EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 12
         ---------------------------------------------------------

                8. We have revised our disclosure in Item 4T of our Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2008 to indicate that management believes that its disclosure controls and procedures are effective for the first fiscal quarter of 2008, in accordance with Rule 13a-15(e) of the Exchange Act.

                9. Our amended disclosures in Item 4T of our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2008 indicate that management's disclosure controls and procedures during such quarter were effective, and our amended disclosures in Item 8A(T) of our Annual Report on Form 10KSB/A for the fiscal year ending December 31, 2007 indicates that management's disclosure controls and procedures during such fiscal year were effective. Accordingly, it is accurate to state that there have been no changes to management's internal control over financial reporting during the first fiscal quarter of 2008 that have materially affected, or are reasonably likely to materially affect, management's internal control over financial reporting.

Mark Kronfrost, Accounting Branch Chief
United States Securities and Exchange Commission
August 28, 2008
Page 4 of 4


        Pursuant to your request, enclosed is a letter from Tree Top Industries, Inc. acknowledging facts.

        Please  direct  your   correspondence   regarding  this  matter  to  the
undersigned.



                                Very Truly Yours,


                                /s/Mark J. Richardson

                                Mark J. Richardson, Esq.


cc:    David Reichman, Chief Executive Officer
       Tree Top Industries, Inc.

     OWNERSHIP OF TREE TOP INDUSTRIES, INC. (MORE THAN 1%) PRIOR TO BUSINESS COMBINATION WITH LUDICROUS, INC.

----------------------------------------------- ---------------------------- -------------------------------------
NAME                                                 AMOUNT OF SHARES                 PERCENTAGE OWNERSHIP
----------------------------------------------- ---------------------------- -------------------------------------
David Reichman                                            578,245                            58.5%
----------------------------------------------- ---------------------------- -------------------------------------
GO4ZGELT LLC                                              100,000                            10.11%
----------------------------------------------- ---------------------------- -------------------------------------
Cede & Co.                                                 54,885                             5.55%
----------------------------------------------- ---------------------------- -------------------------------------
Frank Benintendo                                           30,000                             3.04%
----------------------------------------------- ---------------------------- -------------------------------------
Gary Crooks                                                10,000                             1.01%
----------------------------------------------- ---------------------------- -------------------------------------
Anthony Fiordalisi                                         10,000                             1.01%
----------------------------------------------- ---------------------------- -------------------------------------
Don Gilbert                                                10,000                             1.01%
----------------------------------------------- ---------------------------- -------------------------------------
GM ENT INC                                                 10,500                             1.06%
----------------------------------------------- ---------------------------- -------------------------------------
William Hanna                                              10,000                             1.01%
----------------------------------------------- ---------------------------- -------------------------------------
JAP Consultants, Inc.                                      35,000                             3.54%
----------------------------------------------- ---------------------------- -------------------------------------
Princeton Research, Inc.                                   35,000                             3.54%
----------------------------------------------- ---------------------------- -------------------------------------
Prometrics Consultants, Inc                                10,500                             1.06%
----------------------------------------------- ---------------------------- -------------------------------------
David Reichman                                             30,000                             3.04%
----------------------------------------------- ---------------------------- -------------------------------------
Mike Valle                                                 30,000                             3.04%
----------------------------------------------- ---------------------------- -------------------------------------

----------------------------------------------- ---------------------------- -------------------------------------

         TOTAL                                            865,130                            96.49%
----------------------------------------------- ---------------------------- -------------------------------------

             OWNERSHIP OF LUDICROUS, INC. PRIOR TO BUSINESS COMBINATION WITH TREE TOP INDUSTRIES, INC.

------------------------------------------------------------- ---------------------------- --------------------
NAME                                                          AMOUNT OF SHARES             PERCENTAGE OWNERSHIP
------------------------------------------------------------- ---------------------------- --------------------
Joe Davis                                                     5 Million                            7.35%
------------------------------------------------------------- ---------------------------- --------------------
W. L. Davis                                                   3 Million                            4.41%
------------------------------------------------------------- ---------------------------- --------------------
Justine Reichman                                              8 Million                           11.76%
------------------------------------------------------------- ---------------------------- --------------------
L.G. Davis                                                    20 Million                          29.41%
------------------------------------------------------------- ---------------------------- --------------------
James Black                                                   23 Million                          33.82%
------------------------------------------------------------- ---------------------------- --------------------
Trisha Woods                                                  1 Million                            1.47%
------------------------------------------------------------- ---------------------------- --------------------
Jeff Frost                                                    500 Thousand                         0.74%
------------------------------------------------------------- ---------------------------- --------------------
S.M. Davis                                                    1 Million                            1.47%
------------------------------------------------------------- ---------------------------- --------------------
H.D. Davis                                                    1 Million                            1.47%
------------------------------------------------------------- ---------------------------- --------------------
Clive Davis                                                   1 Million                            1.47%
------------------------------------------------------------- ---------------------------- --------------------
C.B. Davis                                                    1 Million                            1.47%
------------------------------------------------------------- ---------------------------- --------------------
M.R. Davis                                                    1 Million                            1.47%
------------------------------------------------------------- ---------------------------- --------------------
Steven Hoefflin Individual Retirement
Account RBC Dain Rauscher Custodian                           500 Thousand                         0.74%
------------------------------------------------------------- ---------------------------- --------------------
Steven M. Hoefflin Trust UA Dated 8-20-80                     500 Thousand                         0.74%
------------------------------------------------------------- ---------------------------- --------------------
Paul Brownstein Trust                                         700 Thousand                         1.03%
------------------------------------------------------------- ---------------------------- --------------------
Russ Regan & Kent Jacobs (Joint)                              100 Thousand                         0.15%
------------------------------------------------------------- ---------------------------- --------------------
David Alverado                                                50  Thousand                         0.07%
------------------------------------------------------------- ---------------------------- --------------------
Elijah Black, Jr.                                             100 Thousand                         0.15%
------------------------------------------------------------- ---------------------------- --------------------
Heaven L. Needham                                             500 Thousand                         0.74%
------------------------------------------------------------- ---------------------------- --------------------
Rudy Durand                                                   50 Thousand                          0.07%
------------------------------------------------------------- ---------------------------- --------------------

         TOTAL                                                68 MILLION                            100%
------------------------------------------------------------- ---------------------------- --------------------

                            TREE TOP INDUSTRIES, INC.
                            1041 North Formosa Avenue
                              Pickford Bldg., #199
                        West Hollywood, California 90046

                            Telephone: (323) 850-2458
                            Facsimile: (323) 850-2489
--------------------------------------------------------------------------------

                                 August 28, 2008


VIA EDGAR
---------

United State Securities and Exchange Commission
Washington, DC 20548

Attention:    Mark Kronforst, Accounting Branch Chief
              Marc Thomas, Staff Accountant
              Mail Stop 4561

         RE:      TREE TOP INDUSTRIES, INC.
                  FORM 10KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 FILED APRIL 16, 2008
                  FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008 FILED MAY 15, 2008
                  FILE NO. 0-10210
                  -------------------------------------------------------

Dear Mr. Kronforst:

         In connection with the above referenced filings,  the undersigned Chief
Executive   Officer  of  Tree  Top  Industries,   Inc.  (the  "Company")  hereby
acknowledges to the Securities and Exchange Commission as follows:

                1. The Company is responsible for the adequacy and the accuracy of the disclosure in the filings.

                2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings.

                3. The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


                              Very Truly Yours,


                              /s/David Reichman

                              David Reichman, Chief Executive Officer of
                              Tree Top Industries, Inc.